UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

ConvergeOne Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

212481 105

(CUSIP Number)

Behdad Eghbali Clearlake Capital Partners III (Master), L.P. c/o Clearlake Capital Group, L.P. 233 Wilshire Blvd, Suite 800 Santa Monica, California 90401 (310) 400-8800	copies to: Mehdi Khodadad Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 212481 105	13D	Page 2 of 11 Pages

1.	Name of reporting person Clearlake Capital Partners III (Master), L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 42,299,691(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 42,299,691(1)

11.	Aggregate amount beneficially owned by each reporting person 42,299,691(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.4% (2)
14.	Type of reporting person (see instructions) PN

(1)	Consists of 42,299,691 shares of Common Stock held directly by Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are managers of CCG Operations, LLC and therefore share voting and investment power over the shares held by Clearlake Capital Partners III (Master), L.P.
(2)	Based on approximately 76.4 million shares of Common Stock outstanding on May 24, 2018, representing the sum of 71.2 million shares of Common Stock outstanding on May 4, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, filed on May 10, 2018, and approximately 5.2 million Earnout Shares (as defined below) issued on May 22, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed on May 23, 2018.

CUSIP NO. 212481 105	13D	Page 3 of 11 Pages

1.	Name of reporting person Clearlake Capital Partners III GP, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 42,299,691(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 42,299,691(1)

11.	Aggregate amount beneficially owned by each reporting person 42,299,691(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.4% (2)
14.	Type of reporting person (see instructions) PN

(1)	Consists of 42,299,691 shares of Common Stock held directly by Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are managers of CCG Operations, LLC and therefore share voting and investment power over the shares held by Clearlake Capital Partners III (Master), L.P.
(2)	Based on approximately 76.4 million shares of Common Stock outstanding on May 24, 2018, representing the sum of 71.2 million shares of Common Stock outstanding on May 4, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, filed on May 10, 2018, and approximately 5.2 million Earnout Shares (as defined below) issued on May 22, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed on May 23, 2018.

CUSIP NO. 212481 105	13D	Page 4 of 11 Pages

1.	Name of reporting person Clearlake Capital Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 42,299,691(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 42,299,691(1)

11.	Aggregate amount beneficially owned by each reporting person 42,299,691(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.4% (2)
14.	Type of reporting person (see instructions) OO

(1)	Consists of 42,299,691 shares of Common Stock held directly by Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are managers of CCG Operations, LLC and therefore share voting and investment power over the shares held by Clearlake Capital Partners III (Master), L.P.
(2)	Based on approximately 76.4 million shares of Common Stock outstanding on May 24, 2018, representing the sum of 71.2 million shares of Common Stock outstanding on May 4, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, filed on May 10, 2018, and approximately 5.2 million Earnout Shares (as defined below) issued on May 22, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed on May 23, 2018.

CUSIP NO. 212481 105	13D	Page 5 of 11 Pages

1.	Name of reporting person CCG Operations, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 42,299,691(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 42,299,691(1)

11.	Aggregate amount beneficially owned by each reporting person 42,299,691(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.4% (2)
14.	Type of reporting person (see instructions) OO

(1)	Consists of 42,299,691 shares of Common Stock held directly by Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are managers of CCG Operations, LLC and therefore share voting and investment power over the shares held by Clearlake Capital Partners III (Master), L.P.
(2)	Based on approximately 76.4 million shares of Common Stock outstanding on May 24, 2018, representing the sum of 71.2 million shares of Common Stock outstanding on May 4, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, filed on May 10, 2018, and approximately 5.2 million Earnout Shares (as defined below) issued on May 22, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed on May 23, 2018.

CUSIP NO. 212481 105	13D	Page 6 of 11 Pages

1.	Name of reporting person Behdad Eghbali
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 42,299,691(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 42,299,691(1)

11.	Aggregate amount beneficially owned by each reporting person 42,299,691(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.4% (2)
14.	Type of reporting person (see instructions) IN

(1)	Consists of 42,299,691 shares of Common Stock held directly by Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are managers of CCG Operations, LLC and therefore share voting and investment power over the shares held by Clearlake Capital Partners III (Master), L.P.
(2)	Based on approximately 76.4 million shares of Common Stock outstanding on May 24, 2018, representing the sum of 71.2 million shares of Common Stock outstanding on May 4, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, filed on May 10, 2018, and approximately 5.2 million Earnout Shares (as defined below) issued on May 22, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed on May 23, 2018.

CUSIP NO. 212481 105	13D	Page 7 of 11 Pages

1.	Name of reporting person Jose E. Feliciano
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 42,299,691(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 42,299,691(1)

11.	Aggregate amount beneficially owned by each reporting person 42,299,691(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 55.4% (2)
14.	Type of reporting person (see instructions) IN

(1)	Consists of 42,299,691 shares of Common Stock held directly by Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are managers of CCG Operations, LLC and therefore share voting and investment power over the shares held by Clearlake Capital Partners III (Master), L.P.
(2)	Based on approximately 76.4 million shares of Common Stock outstanding on May 24, 2018, representing the sum of 71.2 million shares of Common Stock outstanding on May 4, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018, filed on May 10, 2018, and approximately 5.2 million Earnout Shares (as defined below) issued on May 22, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed on May 23, 2018.

CUSIP NO. 212481 105	13D	Page 8 of 11 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2018 (the “Original Schedule 13D”) by the Reporting Persons (defined below) relating to the Common Stock, par value $0.0001 per share, of ConvergeOne Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3344 Highway 149, Eagan, MN 55121. Only those items that are amended or supplemented are reported herein. Except as otherwise specified in Amendment No. 1, all items in the Original Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report the receipt of newly issued shares of Common Stock pursuant to the “earnout” provisions of the Merger Agreement (the “Earnout Shares”), as further described in the Company’s Current Report on Form 8-K filed with the SEC on May 23, 2018.

CUSIP NO. 212481 105	13D	Page 9 of 11 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages to this Schedule 13D, as amended, and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

(a)	As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

i.	Clearlake Capital Partners III (Master), L.P. beneficially owns 42,299,691 shares of Common Stock, making it the beneficial owner of 55.4% of the Issuer’s Common Stock. Clearlake Capital Partners III (Master), L.P. has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

ii.	Clearlake Capital Partners III GP, L.P. beneficially owns 42,299,691 shares of Common Stock, making it the beneficial owner of 55.4% of the Issuer’s Common Stock. Clearlake Capital Partners III GP, L.P. has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

iii.	Clearlake Capital Partners, LLC beneficially owns 42,299,691 shares of Common Stock, making it the beneficial owner of 55.4% of the Issuer’s Common Stock. Clearlake Capital Partners, LLC has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

iv.	CCG Operations, LLC beneficially owns 42,299,691 shares of Common Stock, making it the beneficial owner of 55.4% of the Issuer’s Common Stock. CCG Operations, LLC has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

v.	Behdad Eghbali beneficially owns 42,299,691 shares of Common Stock, making it the beneficial owner of 55.4% of the Issuer’s Common Stock. Mr. Eghbali has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

vi.	Jose E. Feliciano beneficially owns 42,299,691 shares of Common Stock, making it the beneficial owner of 55.4% of the Issuer’s Common Stock. Mr. Feliciano has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

(b)	The information set forth in (a) above is incorporated by reference here.

CUSIP NO. 212481 105	13D	Page 10 of 11 Pages

(c)	Pursuant to the terms of the Merger Agreement, at the closing of the Business Combination, each share of C1 Common Stock held by Clearlake Capital Partners III (Master), L.P. was automatically converted into 38,129,813 shares of the Issuer’s Common Stock, which resulted in Clearlake Capital Partners III (Master), L.P. holding a total of 38,129,813 shares of the Issuer’s Common Stock as of February 22, 2018. On May 22, 2018, pursuant to the terms of Section 2.1 of the Merger Agreement, Clearlake Capital Partners III (Master), L.P. received an additional 4,169,878 newly issued shares of the Issuer’s Common Stock following the determination that the Issuer had met certain earnout targets specified in the Merger Agreement as of March 31, 2018. The earnout provisions of the Merger Agreement and the issuance of such additional shares are further described in the Issuer’s Current Report on Form 8-K filed with the SEC on May 23, 2018.

CUSIP NO. 212481 105	13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2018

Clearlake Capital Partners III (Master), L.P.

By:	Clearlake Capital Partners III GP, L.P., its general partner

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

Clearlake Capital Partners III GP, L.P.

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

Clearlake Capital Partners, LLC

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Managing Partner

CCG Operations, LLC

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Manager

/s/ Behdad Eghbali
Behdad Eghbali

/s/ Jose E. Feliciano
Jose E. Feliciano